Morgan Stanley Dean Witter Charter Series
Monthly Report
January 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of January 31, 2000 was as follows:

Funds                    N.A.V.                      % change for month
Charter Graham           $10.55                           2.52%
Charter Millburn         $  9.48                          2.07%
Charter Welton           $  8.39                         -6.06%

Upward price moves in several commodities and the subsequent fears of inflation in the United States played important roles during January. Oil and aluminum futures prices continued to trend higher, as they did during December, amid constricting supply levels. These price increases, coupled with the release of strong U.S. economic data, revived the fears of inflation that were periodically evident during the second half of 1999.
As a result of the rekindled inflationary worries, most global stock prices reversed lower, following a strong year-end rally during December. Additionally, the U.S. dollar strengthened versus most major currencies and intermediate-term interest rates surpassed those along the longer-end of the yield curve.

In the commodities markets, profits were recorded in Charter Graham, Charter Millburn, and Charter Welton from long positions in crude and heating oil futures as oil prices, which have been climbing higher since early 1999, continued their upward trend during January on growing speculation that OPEC may extend production cuts beyond the current deadline of March 2000. Oil prices received an extra boost on increased demand due to extremely frigid weather in the U.S. Northeast. Long positions in aluminum futures were also profitable as prices rose to their highest level in nearly 2 1/2 years in response to reports that global supplies of this base metal could run low.

U.S. and European stock prices, after rallying higher during December, reversed lower during January resulting in losses for long positions in these markets in Charter Graham, Charter Millburn, and Charter Welton. Early in the month, prices moved lower amid fears of interest rate hikes in the U.S. and Europe. Profit taking from the previous year also contributed to the reversal lower. Following a brief move upward in mid-month, prices resumed their decline later in the month after a new batch of economic data raised fears that the U.S. Federal Reserve would be forced to take aggressive action to slow the economy and stave off inflation. Charter Welton's larger exposure to the global stock index futures markets than Charter Graham and Charter Millburn resulted in concentrated losses within this market complex. This, in turn, was responsible for Charter Welton's overall losses for the month and is the principal reason for its difference in performance vis-a-vis Charter Graham and Charter Millburn.

Fears of inflation and the future direction of interest rates also continued to be a factor in the global interest rate futures and currency markets. Continuing a trend in place since early December, rising interest rates at the shorter-end of the yield curve pushed prices lower, thus resulting in profits in Charter Graham and Charter Millburn from short positions in short-term and intermediate-term interest rate futures positions, specifically eurodollar and U.S. Treasury note futures. Conversely, the upward trend in interest rates at the longer-end of the yield curve reversed lower during the second half of January, after moving higher over the past several months. As a result of this decline in longer term rates, U.S. Treasury bond futures prices moved higher, resulting in losses for short positions in this market, particularly Charter Welton.

In currencies, profits were recorded in Charter Graham, Charter Millburn, and Charter Welton from short positions in the euro as the value of the European common currency weakened to its lowest level versus the U.S. dollar, hurt by skepticism regarding Europe's economic outlook. Short positions in the Swiss franc were also profitable as this European currency shared many of the same woes as the euro.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (10 months)                2.9%
2000 (1 month)             2.5%

Inception-to-Date Return:       5.5%
Annualized Rate:                6.0%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 ( 1 month)                  2.1%

Inception-to-Date Return:           -5.2%
Annualized Rate:              - 5.6%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -10.7%
2000 ( 1 month)                 -6.1%

Inception-to-Date Return:           -16.1%
Annualized Rate:              - 17.3%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended January 31, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        January 1, 2000
January 1, 2000                                                  Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                       (935,659)            (4.53)
(30,776)                         (0.13)
  Net change in unrealized      1,614,252              7.81
588,149                           2.52
  Total Trading Results           678,593              3.28
557,373                           2.39
Interest Income (DWR)              86,479              0.42
100,217                           0.43
  Total Revenues                  765,072              3.70
657,590                           2.82

EXPENSES
Brokerage fees (DWR)              120,523              0.58
135,939                           0.58
Incentive fees                     89,338              0.43                    -
-
Management fees                    34,436              0.17
38,840                            0.17
 Total Expenses                   244,297              1.18
174,779                           0.75
NET INCOME (LOSS)                 520,775              2.52
482,811                           2.07

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended January 31, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  January 1, 2000      2,007,335.985  20,661,112    10.29
2,510,210.431   23,303,720     9.28
Net Income (Loss)             -          520,775     0.26                     -
482,811                        0.20
Redemptions              (33,741.904)   (355,977)   10.55
(45,486.565)    (431,213)      9.48
Subscriptions             63,066.893     665,356    10.55
81,497.330      772,595        9.48
Net Asset Value,
  January 31, 2000     2,036,660.974  21,491,266   10.55
2,546,221.196   24,127,913     9.48

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended January 31, 2000
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        January 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                       (472,216)            (2.05)
  Net change in unrealized       (844,482)            (3.66)
  Total Trading Results        (1,316,698)            (5.71)
Interest Income (DWR)              91,551              0.40
  Total Revenues               (1,225,147)            (5.31)

EXPENSES
Brokerage fees (DWR)              134,618              0.58
Incentive fees                        -        -
Management fees                    38,462              0.17
  Total Expenses                  173,080              0.75

NET INCOME (LOSS)              (1,398,227)            (6.06)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended January 31, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  January 1, 2000      2,584,100.171     23,077,361        8.93
Net Income (Loss)                -       (1,398,227)      (0.54)
Redemptions              (33,461.350)      (280,741)       8.39
Subscriptions             78,774.377        660,917        8.39
Net Asset Value,
  January 31, 2000     2,629,413.198   22,059,310     8.39

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the general and limited partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profits (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned with respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)


Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a limited partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreements.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits", (as defined in the Limited Partnership Agreements), as of the end of each calendar month. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.